BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.    Reporting Issuer

        Canplats Resources Corporation
       #1180 — 999 West Hastings Street
       Vancouver, B.C.   V6C 2W2

2.    Date of Material Change

       January 27, 2003

3.    Press Release

       A news release was issued on January 27, 2003.

4.    Summary of Material Change

Canplats Resources Corporation reports a private placement of 400,000 common shares at $0.10 per share, subject to the approval of the TSX Venture Exchange.

The company also announces that, subject to TSX Venture Exchange approval, a debt settlement has been arranged with respect to $50,000 in debts owed to a creditor. The settlement involves the issuance by Canplats of 500,000 common shares at a price of $0.10 per share.

5.    Full Description of Material Changes

       See attached news release dated January 27, 2003.

6.    Reliance on Section 85(2) of the Act

       N/A

7.    Omitted Information

       NIL

8.    Senior Officers

       Names:    R.E. Gordon Davis, President & CEO
                       Linda J. Sue, Corporate Secretary

       Business Tel.:   (604) 689-3846

9.    Statement of Senior Officer

       The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of January, 2003.

"Linda J. Sue"
_________________________________
Linda J. Sue, Corporate Secretary

January 27, 2003	TSX Venture Exchange: CPQ

CANPLATS ANNOUNCES $40,000 PRIVATE PLACEMENT

Vancouver, B.C. — Canplats Resources Corporation reports a private placement of 400,000 common shares at $0.10 per share, subject to the approval of the TSX Venture Exchange.

The company also announces that, subject to TSX Venture Exchange approval, a debt settlement has been arranged with respect to $50,000 in debts owed to a creditor. The settlement involves the issuance by Canplats of 500,000 common shares at a price of $0.10 per share.

Canplats holds a number of well-located properties in the Nipigon Plate in a district northeast of Thunder Bay, Ontario, with geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.